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                        SCHRODER CAPITAL FUNDS (DELAWARE)
                               PROSPECTUS SUPPLEMENT

                 To Investor Shares Prospectus dated March 1, 2000

SCHRODER U.S. DIVERSIFIED GROWTH FUND

      (1) The information relating to Schroder U.S. Diversified Growth Fund and Mr. Paul Morris is deleted from the table under "Portfolio Managers" on page 22 of the Prospectus. Investment decisions for that Fund are made by Schroder's U.S. equity investment team.

      (2) The third sentence under "Principal Investment Strategies" on page 10 of the Prospectus is deleted and replaced with the following:

     "The Fund normally invests in securities of companies with market capitalizations of more than $5 billion (at the time of investment)."

     If you have any questions regarding these matters, please contact Schroder at (800) 464-3108.


May 31, 2000